Morgan Stanley Tangible Asset Fund L.P.
Monthly Report
February 1998

Dear Limited Partner:

This report summarizes the performance and trading activity for the Morgan Stanley Tangible Asset Fund during February.
The Net Asset Value per Unit as of February 28, 1998 was
$9.53, down 5.88% for the month.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two
World Trade Center, 62nd Floor, New York, NY 10048, or your
Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Mark J. Hawley
President
Demeter Management Corporation
General Partner

Morgan Stanley Tangible Asset Fund L.P.
Monthly Report of the Trading Manager
February 1998

Commodities markets have been under almost universally downward pressure in recent months. Early difficulties were encountered in the fourth quarter of 1997 when the Asian currency crisis began to expand rapidly and dramatic reductions in demand were factored into many of the world's commodities prices. As the pressures from Asia began to subside in January, energy markets were impacted by reduced demand resulting from one of the warmest starts to the winter heating season in recent years. The warm weather has remained throughout virtually the entire United States, with the primary consumption areas of the Midwest and Northeast utilizing significantly less heating oil as temperatures have averaged six to twelve degrees above normal for the past three months. In the face of decreased demand, energy markets have also had to contend with increased OPEC production. Finally, the United Nations and Iraq have, to this point, avoided any military confrontation over weapons inspections and Iraq has been granted United Nations approval to more than double its sales of oil for humanitarian purposes. During February the prices of crude oil, heating oil and unleaded gasoline all fell by over 11%.

Livestock prices were universally lower for the month as current supply continued to overwhelm current demand and inventories in cold storage continued to build. During
February the price of both live cattle and feeder cattle fell by over 4%, while the price of lean hogs fell by over 14% and the price of pork bellies fell by over 24%.

Grain related markets, with the exception of soybean oil, were also universally lower in price during February.
Southern Hemisphere crops enjoyed generally favorable growing conditions during the month and export demand for U.S. inventories came in below expectations. Soybean oil prices did move higher, however, as prices for substitutes, such as palm oil, moved higher in the face of significantly lower production. Soybeans and wheat declined in price by almost 3%, while corn prices fell by more than 4%.

Precious metals markets made headlines during February as Warren Buffet disclosed the position he held in the physical silver market. While silver has advanced strongly in the months leading up to Warren Buffet's announcement, there was little sustained follow-through and by the end of February silver prices were up less than 5% for the month.
Meanwhile, gold prices declined by almost one and a half percent for the month.

It is unusual to see a month in which so many of the world's commodities prices are moving in the same direction, either up or down. Generally, the factors affecting the price of one commodity are very different from the factors affecting another commodity and their prices move independently. During January we were able to position the Fund to benefit from those commodities moving higher in price, but unfortunately during February those opportunities were few and far between. We appreciate your investment in the Fund and look forward to a return to more ordinary commodity market conditions.

Morgan Stanley Commodities Management, Inc.

Note: Investors are cautioned that past results are not necessarily indicative of future results.

Morgan  Stanley Tangible Asset Fund L.P.



Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for the Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.



               Year                     Return

               1998 (2 months)                 -4.7%


               Inception-to-Date Return:          -4.7%



Morgan Stanley Tangible Asset Fund

Statements of Operations
For the Month Ended February 28, 1998
(Unaudited)


                                         Percent of
                                           Initial
                               Amount   Net Asset Value
                                 $           %
REVENUES
Trading Profit (Loss):
  Realized                      (275,222)              (.86)
  Net change in unrealized    (1,572,494)             (4.93)

  Total Trading Results       (1,847,716)             (5.79)

Interest Income (DWR)            101,759                .32

  Total Revenues              (1,745,957)     (5.47)

EXPENSES
Brokerage fees                    97,121                .30
Management fee                    66,521                .21
Service fee                       26,608        .08
Incentive fee                    (59,311)      (.18)

  Total Expenses                 130,939               0.41

NET LOSS                      (1,876,896)             (5.88)


Statements of Changes in Net Asset Value
For the Month Ended February 28, 1998
(Unaudited)

Percent of

Initial
                          Amounts      Per Unit    Net Asset
Value
                            $               $             $
Net Asset Value,
 January 31, 1998
(3,152,736.299 Units)    31,930,134       10.13
100.00

Net Loss                 (1,876,896)       (.60)
(5.88)

Subscriptions
(371,094.766 Units)       3,536,533        9.53
11.08

Net Asset Value,
February 28, 1998
(3,523,831.065 Units)    33,589,771        9.53
105.20

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Tangible Asset Fund L.P.
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Tangible Asset Fund L.P. (the "Partnership") is a limited partnership organized to engage primarily in speculative trading of futures contracts in metals, energy and agricultural markets. The general partner for the Partnership is Demeter Management Corporation ("Demeter"). The commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL" and together with MS & Co., the "Commodity Brokers". The trading advisor is Morgan Stanley Commodities Management, Inc. ("MSCM"). MSCM, the commodity brokers and Demeter are wholly-owned subsidiaries of Morgan Stanley, Dean Witter, Discover & Co.( "MSDWD").

Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - MS & Co. will credit the Partnership at each month-end with interest income as if 80% of the Partnership's average daily Net Assets for the month were invested at a rate based on U.S. Treasury Bills. For purpose of such interest payments, Net Assets do not include monies due to the Partnership on or with respect to futures interests but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Brokerage fees are accrued at a monthly rate of 1/12 of 3.65% of the Net Assets as of the first day of each month(a 3.65% annual rate). Such fees will cover all costs of executing trades by the Partnership, including from brokerage fees, exchange fees, clearinghouse fees, NFA fees, "give-ups" or transfer fees and any costs associated with taking delivery of commodities.

Service Fee - The Partnership will pay Demeter a monthly service fee equal to 1/12 of 1% per month (a 1% annual rate) of the Partnership's Net Assets, as defined, as of the first day of each month.

Operating Expenses - The Partnership incurs monthly management fees and may incur incentive fees as described in
Note 2.  All administrative expenses are borne by Demeter.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Morgan Stanley Tangible Asset Fund L.P.
Notes to Financial Statements -
(Continued)



Offering of Units - Additional units of limited partnership interest are being offered to the public at a price equal to 100% of the net asset value as of the close of business on the last day of the month immediately preceding the closings currently scheduled for February 2, 1998 and March 2, 1998 and April 1, 1998.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit effective as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units may be redeemed as of the end of any month upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the last day of the eleventh month after such Units were purchased will be subject to a redemption charge to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the eleventh month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value per Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. Limited Partners who obtained their Units via an exchange from another DWR sponsored commodity pool are not subject to the six month holding period or the redemption charges.

Dissolution of the Partnership - The Partnership will terminate on December 31, 2027 or at an earlier date if certain conditions occur as defined in the Partnership's
Limited Partnership Agreement.


2.  Related Party Transactions

The Partnership pays brokerage commissions to the Commodity Brokers and service fee to Demeter as described in Note 1. The Partnership's cash is on deposit with MS & Co. and MSIL in commodity trading accounts to meet margin requirements as needed. MS & Co. pays interest on these funds as described in Note 1.

Compensation to the Trading Advisor by the Partnership consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued at the rate of 5/24 of 1% of the Net Assets on the first day of each month (a 2.5% annual rate).

Incentive Fee - The Partnership will pay an annual incentive fee equal to 20% of the "Trading Profits" as defined as of the end of each calendar year. Such incentive fee is accrued in each month in which "Trading Profits" occur. In those months in which trading profits are negative, previous accruals, if any, during the incentive period will be reduced. Any accrued incentive fees with respect to Units redeemed at the end of a month that is not the end of a calendar year will be deducted and paid to the Trading Advisor at the time of such redemption.

Morgan Stanley Tangible Asset Fund L.P.
Notes to Financial Statements -
(Concluded)


3.  Legal Matters

On September 6, 10, and 20, 1996 and on March 13, 1997, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include, DWR, Demeter, Dean Witter Futures & Currency Management Inc., MSDWD (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors to those pools. On June 16, 1997, the plaintiffs in the above actions filed a consolidated amended complaint, alleging, among other things, that the defendants committed fraud, deceit, negligent misrepresentation, various violations of the California Corporations Code, intentional and negligent breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in the sale and operation of the various limited partnerships commodity pools. Similar purported class actions were also filed on September 18 and 20, 1996, in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County against the Dean Witter Parties and certain trading advisors on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. A consolidated and amended complaint in the action pending in the Supreme Court of the State of New York was filed on August 13, 1997, alleging that the defendants committed fraud, breach of fiduciary duty, and negligent misrepresentation in the sale and operation of the various limited partnership commodity pools. On December 16, 1997, upon motion of the plaintiffs, the action pending in the Superior Court of the State of Delaware was voluntarily dismissed without prejudice. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties.